OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

AIRGAS, INC
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
009363 10 2
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	009363 10 2

1	NAMES OF REPORTING PERSONS: Bonnie F. McCausland

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		41,500

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,179,071

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		41,500

WITH:	8	SHARED DISPOSITIVE POWER:

		7,179,071

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,220,571

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a)	Name of Issuer

Airgas, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

Airgas, Inc.
Radnor Court
259 North Radnor-Chester Road, Suite 100
Radnor, Pennsylvania 19087-5283

Item 2(a)	Name of Person Filing

Bonnie F. McCausland

Item 2(b)	Address of Principal Business Office, or, if none, Residence

1113 Brynlawn Road Villanova, Pennsylvania 19085
Item 2(c)	Citizenship

United States

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number

009363 10 2

Item 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	___	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	___	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	___	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	___	Investment company registered under Section 8 of the Investment Company Act;
	(e)	___	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	___	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	___	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	___	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	___	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership
          (a) and (b). Bonnie F. McCausland beneficially owned an aggregate of 7,220,571 shares of the issuer’s Common Stock, or approximately 9.4% of the shares outstanding, as of December 31, 2005.
          (c). Bonnie F. McCausland had sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 41,500 shares of the issuer’s Common Stock. Mrs. McCausland had shared power to vote or to direct the vote, and/or shared power to dispose or to direct the disposition of, 7,179,071 shares of the Common Stock, which included 38,170 shares held by a charitable foundation (the “Foundation”) of which Mrs. McCausland is an officer and director.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer’s shares which are the subject of this Schedule 13G, except that, with respect to 7,140,901 shares, members of Mrs. McCausland’s family share with Mrs. McCausland the right, and, with respect to 38,170 shares, the Foundation has the exclusive right, to receive the dividends from and the proceeds of sale as to such shares.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2006
/s/ Bonnie F. McCausland
Bonnie F. McCausland